UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

10 March 2017

Commission File No. 001-32846

____________________________

CRH public limited company

(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)
________
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser (being, in the case of shareholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act, 1995 or the European Communities (Markets in Financial Instruments Directive) Regulations 2007 Nos. 1 to 3 (as amended) and, in the case of shareholders in the United Kingdom, an adviser authorised pursuant to the UKFinancial Services and Markets Act 2000) immediately.

If you have sold or transferred all of your registered holding of Ordinary Shares in CRH plc, please forward this document and the accompanying Proxy Form to the purchaser or transferee or to the stockbroker, bank or other agent through or by whom the sale or transfer was effected, for delivery to the purchaser or transferee.

CRH Plc

Notice of Annual General Meeting, Thursday, 27 April 2017

A Proxy Form for use in connection with the Resolutions to be proposed at the Meeting will be sent to shareholders on 29 March 2017. To be valid,Proxy Forms must be received by the Company’s Registrar, Capita Asset Services, Shareholder Solutions (Ireland) not later than 11.00 a.m. on 25 April 2017. The methods by which valid Proxy Forms can be delivered are set out in the notes to the Notice of the Meeting.

  Notice  of Meeting

The Annual General Meeting of CRH plc will be held at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Thursday, 27 April 2017 for the following purposes:

1.
To review the Company’s affairs and consider the Company’s financial statements and the Reports of the Directors (including the Governance Appendix1) and Auditors for the year ended 31 December 2016.

2.
To declare a dividend on the Ordinary Shares.2

3.
To consider the 2016 Directors’ Remuneration Report (excluding the 2016 Remuneration Policy summary section), the full text of which is set out on pages 72 to 95 of the 2016 Annual Report and Form 20-F.3

4.
To re-elect the following Directors4:

Mr. E.J. Bärtschi
Ms. M. Carton
Mr. N. Hartery
Mr. P.J. Kennedy
Mr. D.A. McGovern, Jr.
Ms. H.A. McSharry
Mr. A. Manifold
Mr. S. Murphy
Ms. G.L. Platt
Ms. L.J. Riches
Mr. H.Th. Rottinghuis
Mr. W.J. Teuber, Jr.

5.
To authorise the Directors to fix the remuneration of the Auditors.

6.
To consider the continuation in office of Ernst & Young as auditors of the Company until the conclusion of the next Annual General Meeting of the Company.5

7.
To consider and, if thought fit, to pass as an Ordinary Resolution the following resolution to renew the annual authority to allot unissued share capital of the Company6:

That, in accordance with the powers, provisions and limitations of Article 11(d) of the Articles of Association of the Company, the Directors be and they are hereby authorised to allot relevant securities (within the meaning of Section 1021 of the Companies Act 2014):

(a)
up to an aggregate nominal value of €93,441,000; and

(b)
up to a further aggregate nominal amount of €48,000,000 provided that any Ordinary Shares allotted pursuant to this authority are offered by way of a rights issue or other pre-emptive issue to the holders of Ordinary Shares to the extent permitted by paragraph (b) in Resolution 8 in the Notice of this Meeting.

This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2018 or 26 July 2018.

8.
To consider and, if thought fit, to pass as a Special Resolution the following resolution to renew the annual authority to disapply statutory pre-emption rights to allow the Directors to allot up to 5% of the issued Ordinary Share capital as at 28 February 2017 for cash and allow the Directors to disapply pre-emption rights in order to accommodate any regulatory restrictions in certain jurisdictions6:

That the Directors be and they are hereby empowered to allot equity securities (within the meaning of Section 1023 of the Companies Act 2014) for cash to the extent permitted by Resolution 7 in the Notice of this Meeting provided that this authority may only be used for:

(a)
the allotment of equity securities up to a nominal value of €14,157,000 except that this limit shall be reduced by the nominal value of all treasury shares (as defined in Section 1078 of the Companies Act 2014) reissued pursuant to Resolution 11 in the Notice of this Meeting; and/or

(b)
the allotment of equity securities by way of a rights issue or other pre-emptive issue to the holders of Ordinary Shares in accordance with Article 11(e) of the Articles of Association of the Company except that the reference to a rights issue in Article 11(e) shall include rights issues and other pre-emptive issues.

This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2018 or 26 July 2018.

9.
To consider and, if thought fit, pass as a Special Resolution the following resolution to renew the annual authority to disapply statutory pre-emption rights in relation to allotments of shares for cash up to a further 5% of the issued ordinary share capital of the Company as at 28 February 2017 in connection with an acquisition or specified capital investment6:

That, in addition to the authority conferred by Resolution 8 in the Notice of this Meeting, the Directors be and they are hereby empowered to allot additional equity securities (within the meaning of Section 1023 of the Companies Act 2014) for cash as permitted by Resolution 7 in the Notice of this Meeting as if Section 1022 of the Companies Act 2014 did not apply to any such allotment, provided that:

(a)
the proceeds of any such allotment are to be used only for the purposes of financing (or re-financing, if the authority is to be used within six months after the original transaction) a transaction which the Directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-emption Rights most recently published by the Pre-Emption Group prior to the date of this Notice; and

(b)
the nominal value of all equity securities allotted pursuant to this authority together with the nominal value of all treasury shares (as defined in Section 1078 of the Companies Act 2014) reissued pursuant to Resolution 11 in the Notice of this Meeting may not exceed €14,157,000.

This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2018 or 26 July 2018 save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry date and the Directors may allot equity securities in pursuance of such offer or agreement as if such power had not expired.

10.
To consider and, if thought fit, to pass as a Special Resolution the following resolution to renew the annual authority of the Company to purchase up to 10% of the Company’s issued Ordinary Share capital:

That the Company be and is hereby authorised to purchase Ordinary Shares on a securities market (as defined in Section 1072 of the Companies Act 2014), at prices provided for in Article 8A of the Articles of Association of the Company up to a maximum of 10% of the Ordinary Shares in issue at the date of the passing of this Resolution. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2018 or 26 July 2018.

11.
To consider and, if thought fit, to pass as a Special Resolution the following resolution to renew the Director’s authority to reissue Treasury Shares:

That the Company be and is hereby authorised to reissue Treasury Shares (as defined in Section 1078 of the Companies Act 2014), in the manner provided for in Article 8B of the Articles of Association of the Company. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2018 or 26 July 2018.

Special Business

12.
To consider and, if thought fit, to pass as an Ordinary Resolution the following resolution to renew the Director’s authority to make scrip dividend offers:

That the Directors be and they are hereby authorised, pursuant to Article 137(b) of the Articles of Association of the Company, to exercise the powers contained in the said Article so that the Directors may offer to the shareholders the right to elect to receive an allotment of additional shares credited as fully paid instead of cash in respect of all or part of any dividend or dividends falling to be declared or paid by the Company. Unless renewed at the Annual General Meeting in 2018, this authority shall expire at the close of business on 26 July 2018.

For the Board, N. Colgan,

Company Secretary

42 Fitzwilliam Square, Dublin 2

10 March 2017

Notes

(1)
For the purposes of Section 1373(4), the Directors’ Report for the year ended 31 December 2016 includes the Governance Appendix (available on the CRH website, www.crh.com), a copy of which will be appended to the Directors’ Report laid before the 2017 Annual General Meeting for consideration by shareholders.

(2)
The final dividend, if approved, will be paid on the Ordinary Shares on 5 May 2017 to persons who were registered as shareholders at the close of business on 10 March 2017.

(3)
Resolution 3 is an advisory resolution and is not binding on the Company.

(4)
In accordance with the provisions of the UK Corporate Governance Code, all Directors retire and offer themselves for re-election. Biographical details for each Director are set out on pages 59 to 61 of the 2016 Annual Report and Form 20-F.

(5)
Section 383 of the Companies Act 2014 provides for the automatic re-appointment of the auditor of an Irish company at a company’s annual general meeting unless the auditor has given notice in writing of his unwillingness to be re-appointed or a resolution has been passed at that meeting appointing someone else or providing expressly that the incumbent auditor shall not be re-appointed. The Auditors, Ernst & Young, Chartered Accountants, are willing to continue in office. However, the Directors believe that it is important that shareholders are provided with an opportunity to have a say on the continuation in office of Ernst & Young and have included Resolution 6, which is an advisory non-binding resolution, for this purpose.

(6)
Resolutions 7, 8 and 9 reflect the Pre-Emption Group’s Statement of Principles and related templates. The authority in Resolution 7 is for an amount which represents just under 50% of the issued ordinary share capital as at 28 February 2017. Any allotment exceeding 33% of the issued share capital will only be made pursuant to a fully pre-emptive issue and no issue of shares will be made which could effectively alter control of the Company without prior approval of the Company in General Meeting.

The 5% limit in paragraph (a) of Resolution 8 includes any Treasury Shares reissued by the Company under the authority which is proposed in Resolution 11.

Resolution 9 will, if approved, afford the Directors with an additional power to allot shares on a non-pre-emptive basis and for cash up to a further 5% of the issued Ordinary Share capital in connection with an acquisition or a specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six month period and is disclosed in the announcement of the issue. The 5% limit includes any Treasury Shares reissued by the Company under the authority which is proposed in Resolution 11.

The Directors confirm that in respect of Resolutions 8 and 9, they intend to follow the Statement of Principles updated by the Pre-Emption Group in that allotments of shares for cash and the reissue of Treasury Shares on a non-pre-emptive basis, other than for an open offer or rights issues to Ordinary Shareholders and employees’ share schemes or in connection with an acquisition or specified capital investment, will not exceed 7.5% of the issued Ordinary/Income share capital within a rolling three-year period without prior consultation with shareholders.

(7)
Any member entitled to attend, speak, ask questions and vote at this Meeting may exercise his or her right to vote by appointing one or more proxies. A member may appoint the Chairman or another person, who need not be a member(s) of the Company, as a proxy, by electronic means or in writing, to vote some or all of their shares. A proxy form is enclosed.

Appointment of a proxy does not preclude a member from attending, speaking and asking questions at the meeting should they subsequently wish to do so. Please note that proxies may be required to provide identification to attend the Meeting.

(8)
To be valid, proxy forms must be delivered in writing, together with any power of attorney or other authority under which it is signed or a certified copy thereof, to the Company’s Registrar, Capita Asset Services, Shareholder Solutions (Ireland) (the "Registrars"), to P.O. Box 7117, Dublin 2 (if delivered by post) or to 2 Grand Canal Square, Dublin 2 (if delivered by hand), not later than 11.00 a.m. on Tuesday, 25 April 2017. Shareholders who wish to submit proxies by electronic means may do so up to the same deadline by accessing the Registrars’ website, www.capitashareportal.com and entering CRH plc in the company name field. Shareholders who do not receive a proxy form by post, or who wish to be sent paper copies of documents relating to the meeting, should contact the Registrars (Tel. +353 1 553 0050).

(9)
CREST members may appoint one or more proxies through the CREST electronic proxy appointment service in accordance with the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further information on CREST procedures and requirements is contained in the CREST Manual. The message appointing a proxy(ies) must be received by the Registrar (ID 7RA08) not later than 11.00 a.m. on Tuesday, 25 April 2017. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996.

(10)
ADR holders wishing to attend the meeting must obtain a proxy form from The Bank of New York Mellon (BNY), which will enable them to attend and vote on the business to be transacted. ADR holders may instruct BNY as to the way in which the shares represented by their ADRs should be voted by completing and returning the voting card provided by BNY in accordance with the instructions given.

(11)
Pursuant to Section 1105(2) of the Companies Act 2014 and Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 6.00 p.m. on Tuesday, 25 April 2017 shall be entitled to attend, speak, ask questions and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

(12)
Pursuant to Section 1104 of the Companies Act 2014 and subject to any contrary provision in company law, shareholders holding at least 3% of the Company’s issued share capital, or at least 3% of the voting rights, have the right to put an item on the agenda, or table a draft resolution for an item on the agenda, of a general meeting. In the case of the 2017 Annual General Meeting, the latest date for submission of such requests/ resolutions will be 16 March 2017. Further information in relation to shareholders’ rights can be obtained from the CRH website, www.crh.com.

(13)
Pursuant to Section 1107 of the Companies Act 2014, shareholders have a right to ask questions related to items on the Annual General Meeting agenda and to have such questions answered by the Company subject to any reasonable measures the Company may take to ensure the identification of shareholders. An answer is not required if (a) an answer has already been given on the Company’s website in the form of a “Q&A”or (b) it would interfere unduly with preparation for the meeting or the confidentiality or business interests of the Company or (c) it appears to the Chairman that it is undesirable in the interests of good order of the meeting that the question be answered.

(14)
Pursuant to Section 190(b) of the Companies Act 2014, where a poll is taken at the Annual General Meeting, a shareholder, present in person or by proxy, holding more than one share need not cast all his/her votes in the same way.

(15)
A copy of this Notice, the 2016 Annual Report and Form 20-F, the Governance Appendix and copies of any other documentation relating to the 2017 Annual General Meeting, including proxy forms, are available on the CRH website, www.crh.com. To access these documents, select AGM under “Equity Investors” in the Investors section of the website.

(16)
During the meeting, shareholders (or their duly appointed proxies) may not use cameras, smart phones or other audio, video or electronic recording devices, unless expressly authorised by the Chairman of the meeting. This prohibition shall not apply to equipment being used by the Company for the purpose of projecting the meeting onto screens during the meeting or to photographs taken by accredited press photographers admitted to the meeting.

(17)
Publication of the Notice of the 2017 Annual General Meeting (and all notices thereafter) on the CRH website, www.crh.com, will be deemed to be the publication date for the purposes of the UK Corporate Governance Code.

CRH plc Form of Proxy for the Annual General Meeting to be held on 27th April 2017

Please indicate with an “X” in the boxes below how you wish your votes to be cast. (See notes overleaf)

Resolutions to be voted on are set out in detail in the Notice of the Meeting. (See note 3)

                                                                                                                                                                                                                                                                                                   For                                                                                                                 Against                                                                                                                        Vote Withheld see note 5
1 .. 1Review of Company’s affairs and consideration of Financial Statements and Reports of Directors (including the Governance Appendix) and Auditors (see note 1)
2 Declaration of a dividend
3 Consideration of Directors’ Remuneration Report
4 Re-election of Directors:
a) E.J. Bärtschi
b) M. Carton
c) N. Hartery
d) P.J. Kennedy
e) D.A. McGovern, Jr.
f) H.A. McSharry
g) A. Manifold
h) S. Murphy
i) G.L. Platt
j) L.J. Riches
k) H.Th. Rottinghuis
l) W.J. Teuber, Jr.
5 Remuneration of Auditors
6 Continuation of Ernst & Young as Auditors
7 Authority to allot Shares
8 Disapplication of pre-emption rights (Re allotment of up to 5% for cash and for regulatory purposes)
9 Disapplication of pre-emption rights (Re allotment of up to 5% for acquisitions/specified capital investments)
10 Authority to purchase own Ordinary Shares
11 Authority to reissue Treasury Shares
12 Authority to offer Scrip Dividends

A Shareholder wishing to appoint a proxy by electronic means may do so any time up to 11.00 a.m. on 25th April 2017 by accessing the Registrar's website, www.capitashareportal.com, entering CRH plc in the company name field and following the instructions on the website.
CREST members wishing to appoint a proxy electronically should refer to the notes to the Notice of the Annual General Meeting.

Details in relation to Directors retiring at the 2017 Annual General Meeting and seeking re-election are set out in the 2016 Annual Report and Form 20-F. This Report and other documentation relating to the 2017 Annual General Meeting (including the Notice of the Annual General Meeting) are available on the CRH website, www.crh.com.
Resolutions 3 and 6 are advisory votes. Please refer to the notes to the Notice of the Annual General Meeting.

CRH plc Form of Proxy for Annual General Meeting

I/We the undersigned being an Ordinary Shareholder(s) of the Company HEREBY APPOINT the Chairman of the Meeting (see note 2)

.................................................................................................................................as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 11.00 a.m. on 27th April 2017 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolutions set out in the Notice convening the Meeting as instructed and in respect of other resolutions that may arise at the Meeting as the proxy thinks fit (see note 4).

           This proxy may be exercised in respect of all/...........................................................(see note 6) shares registered in my/our name(s).

           Signed..........................................................                                                                     Date..................................................................................

 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

CRH plc Annual General Meeting 2017

Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin,
Thursday, 27th April 2017 at 11.00 a.m.

Attendance Form Ordinary Shareholders

Please do not post this section of the form but present it personally to gain admittance to the meeting
                                                                                                                                                                                                                                                                 Signature.......................................................................

Notes on completing proxy form:

1.
 For the purposes of Section 1373(4), the Directors’ Report for the year ended 31 December 2016 includes the Governance Appendix (available on the CRH website, www.crh.com), a copy of which will be appended to the Directors’ Report laid before the 2017 Annual General Meeting for consideration by shareholders.

2.
If it is desired to appoint another person as proxy the words “the Chairman of the Meeting” should be deleted and the name of the proxy, who need not be a Shareholder of the Company, inserted instead. A Shareholder may appoint one or more proxies. If you would like to appoint more than one proxy, please contact the Company’s Registrars, Capita Asset Services, Shareholder Solutions (Ireland) (Tel +353 1 553 0050) to receive an additional proxy form. Please note that proxies may be asked to present identification.

3.
 A copy of the Notice convening the Annual General Meeting which contains explanatory notes for the agenda items is available on the CRH website, www.crh.com.

4.
 Please indicate how you wish your proxy to vote by placing an “X” in the appropriate box. A proxy is required to vote in accordance with any instructions given to him/her. The Vote Withheld option is provided to enable you to abstain on any particular resolution. It should be noted, however, that it is not a vote in law and will not be counted in the calculation of the proportion of the votes for and against the resolution. Unless otherwise directed, and in respect of any other resolutions proposed during the Meeting, the proxy will vote as he/she thinks fit or abstain from voting.

5.
 This form of proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be received by the Company's Registrars, Capita Asset Services, Shareholder Solutions (Ireland), P.O. Box 7117, Dublin 2 (if delivered by post) or at 2 Grand Canal Square, Dublin 2 (if delivered by hand) not later than 11.00 a.m. on 25th April 2017. A proxy may also be appointed electronically as explained overleaf.

6.
 If a proxy is not to have the authority to vote all shares registered in the name of the Shareholder, the Shareholder should specify the number of shares which may be voted by the proxy, where indicated overleaf. Where the number of shares is not inserted, a proxy will be deemed to have authority to vote all of the shares registered in the Shareholder's name.

7.
 Where the appointer is a body corporate this form must be under seal or signed by a duly authorised officer or attorney of the body corporate.

8.
 Where there are joint holders, the vote of the senior shall be accepted to the exclusion of the votes of the other registered holders of the shares and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

9.
 The return of a proxy form will not preclude any Shareholder from attending the Meeting, speaking, asking questions and voting in person should he/she wish to do so.

10.
 During the meeting, Shareholders (or their duly appointed proxies) may not use cameras, smart phones or other audio, video or electronic recording devices, unless expressly authorised by the Chairman of the Meeting. This prohibition shall not apply to equipment being used by the Company for the purpose of projecting the Meeting onto screens during the Meeting or to photographs taken by accredited press photographers admitted to the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 10 March 2017

 By:___/s/Neil Colgan___
N.Colgan
Company Secretary